                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.

                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F    X              Form 40-F
                           -------                    -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                    No    X
                         -------                ------

(If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82:         .)
                                                 ---------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: June 9, 2003            By     /s/  Harvey Chang
                                 -----------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer

                      TSMC Monthly Sales Report - May 2003

Hsinchu, Taiwan, June 9, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced that net sales for May 2003 totaled NT$16,812 million, representing a 10.1 percent increase over April 2003. On a year-over-year basis, net sales for May 2003 increased 10.6 percent. Revenues for January through May 2003 totaled NT$71,401 million, an increase of 10.9 percent over the same period in 2002.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, noted that compared to April 2003, customer demand continues to grow. The Company's sales revenues for May 2003 increased as a result of increased wafer shipment and better product mix.

                                      # # #

Sales Report: (Unit: NT$ million)

--------------------------------------------------------------------------------------------------------
Net Sales                                      2003(1)                2002                Growth
--------------------------------------------------------------------------------------------------------
May                                            16,812                15,201                10.6%
--------------------------------------------------------------------------------------------------------
January through May                            71,401                64,357                10.9%
--------------------------------------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.

TSMC Spokesperson:
------------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext: 2075

For further information, please contact:
----------------------------------------

Mr. J.H. Tzeng                     Mr. Jesse Chou                      Ms. Shan-Shan Guo
PR Department Manager, TSMC        PR Manager, TSMC                    PR Manager, TSMC
Tel: 886-3-666-5028 (O)            Tel:886-3-666-5029 (O)              Tel:886-3-666-5033(O)
     886-928-882-607(Mobile)           886-932-113-258(Mobile)             886-939-059-246 (Mobile)
Fax: 886-3-567-0121                Fax:03-5670121                      Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw        E-Mail: jhchoua@tsmc.com.tw         Email: ssguo@tsmc.com.tw
        -------------------                -------------------                -----------------

               Taiwan Semiconductor Manufacturing Company Limited
                                  June 09, 2003

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of May 2003.

1) Sales volume(NT$: Thousand)

------------------------------------------------------------------------------------------------------------------------------------
  Period              Items                    2003                 2002                   Changes                  (%)
------------------------------------------------------------------------------------------------------------------------------------
May               Invoice amount           14,284,446           15,393,506               -1,109,060               -7.20%
------------------------------------------------------------------------------------------------------------------------------------
Jan - May         Invoice amount           64,700,274           66,500,697               -1,800,423               -2.71%
------------------------------------------------------------------------------------------------------------------------------------
May               Net sales                16,811,729           15,200,909                1,610,820               10.60%
------------------------------------------------------------------------------------------------------------------------------------
Jan - May         Net sales                71,401,353           64,356,854                7,044,499               10.95%
------------------------------------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

------------------------------------------------------------------------------------------------------------------------------------
                        Limit of lending                May                 Bal. As of period end
------------------------------------------------------------------------------------------------------------------------------------
TSMC                         58,721,466                  -                            -
------------------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries          27,068,001               (1,370)                      347,120
------------------------------------------------------------------------------------------------------------------------------------

3) Endorsements and quarantees (NT$ Thousand)

------------------------------------------------------------------------------------------------------------------------------------
                                Limit of endorsements                May                Bal. As of period end
------------------------------------------------------------------------------------------------------------------------------------
TSMC                                        59,768,660             (93,160)                         23,604,160
------------------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                N/A                   0                                   0
------------------------------------------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                     (93,160)                         23,604,160
------------------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                     0                                   0
------------------------------------------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                          0                                   0
------------------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                            0                                   0
------------------------------------------------------------------------------------------------------------------------------------

4) Financial derivative transactions
a-1. Hedging purpose(for assets / liabilities denominated in foreign currencies)

------------------------------------------------------------------------------------------------------------------------------------
 Underlying assets /  liabilities            Liabilities:                 YEN:                   8,236,290,000
                                                                      --------------------------------------------------------------
                                                                          EUR:                       9,000,000
                                            ----------------------------------------------------------------------------------------
                                                  Assets:                  US$                   1,115,000,000
------------------------------------------------------------------------------------------------------------------------------------
Financial instruments                                                                     FX forward contracts
------------------------------------------------------------------------------------------------------------------------------------
Realized profit (loss)                                                                          (NT$90,012,180)
------------------------------------------------------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)

------------------------------------------------------------------------------------------------------------------------------------
   Underlying assets / liabilities                   Liabilities:                             NT$5,000,000,000
------------------------------------------------------------------------------------------------------------------------------------
       Financial instruments                                                                Interest rate swap
------------------------------------------------------------------------------------------------------------------------------------
        Realized profit (loss)                                                                               -
------------------------------------------------------------------------------------------------------------------------------------

     b. Trading purpose: None.

      TSMC Signed Investment Agreements with Shanghai Songjiang Government

Taiwan Semiconductor Manufacturing Company (TSMC) has signed investment agreements with Shanghai Songjiang Government on June 8th, 2003. According to the agreements, TSMC plans to set up an 8-inch fab using 0.25-micron and 0.35-micron process technologies in the Songjiang Science Park in Shanghai to provide foundry services in Mainland China.

In the premise of getting the approval from Taiwan government and having enough customer demands, the 8-inch fab is expected to start small volume production by the end of 2004.

               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

This is to report the grant of Employee Stock Options in June 2003.

--------------------------------------------------------------------------------------------------------------------
                      ESOP Granted                                               June 2003
--------------------------------------------------------------------------------------------------------------------
Approval Date by the Securities and Futures Commission                       06/25/2002
--------------------------------------------------------------------------------------------------------------------
Issue (Grant) Date                                                           06/06/2003
--------------------------------------------------------------------------------------------------------------------
Number of Shares Issued                                                      23,090,550
--------------------------------------------------------------------------------------------------------------------
Percentage of Issued Shares to Outstanding Common Shares                     0.12399%
--------------------------------------------------------------------------------------------------------------------
Source of Option Shares                                                      New Common Share
--------------------------------------------------------------------------------------------------------------------
Grant Price Per Shares                                                       NT$58.5
--------------------------------------------------------------------------------------------------------------------
Option Duration                                                              10 years
--------------------------------------------------------------------------------------------------------------------
Vesting Schedule                                                             2nd Year: up to 50%
                                                                             3rd Year: up to 75%
                                                                             4th Year: up to 100%
--------------------------------------------------------------------------------------------------------------------